Nintendo®
Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544



January 12, 2006

By Airmail
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Declaration for Timely Disclosure (Summary Translation dated January 5, 2006)
- Report as to Acquisition of Shares (Summary Translation dated January 6, 2006)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

(Summary Translation)
File Number: 82-2544

January 5, 2006
(To Tokyo Stock Exchange)

Internal Organization for Timely Disclosure of Corporate Information (Attachment to Declaration for Timely Disclosure)

Nintendo Co., Ltd.

Following is the internal organization for timely disclosure of corporate information.

(1) Management

In considering those who enter the market are entitled to obtain the company's disclosed information equally, the persons and departments responsible for timely disclosure listed below not only confirm the subject matters of important meetings such as Board of Directors' Meetings and Executive Management Committee Meetings, but also directly gather information from relevant departments and affiliated companies, whenever deemed appropriate, based on established "The Regulation of Information Disclosure" in order to completely disclose information required by the rules and regulations concerning timely disclosure set forth by each relevant stock exchange.

(2) People in charge of information disclosure

Persons responsible for disclosure are as listed below. Timely disclosure of corporate information are generally carried out by these members.

- President
- General Manager of Corporate Analysis & Administration Division
- General Manager of Corporate Communication Department

In addition, the following person is responsible for information management.

- Yoshihiro Mori (Senior Managing Director, General Manager of Corporate Analysis & Administration Division)

(3) Method of information disclosure

Information required by the rules and regulations concerning timely disclosure are disclosed through the timely information disclosure system, which is provided by each listed stock exchange. Additionally, to make such information public to further extent, financial accounts settlement information is publicized on the company web site.

(4) Internal Control

The Internal Auditing Department, established directly under the president's jurisdiction, verifies the adequacy and effectiveness of the internal management framework of each responsible department, advises or proposes measures to improve or amend critical issues. Furthermore, it adequately grasps the present state of improvement process and audits post-modified conditions.

Currently, in order to increase the credibility of corporate information, the internal control system is to be enhanced. Furthermore, the auditing framework is being strengthened by increasing the staffs of the Department, for example.

File No.:82-2544

【Flow of Information】



Board of Directors
President
Executive Management Committee
General Manager of Corporate Analysis & Administration Division
General Accounting and Control Department
Reporting department
(Departments providing relevant information)
Subsidiaries & affiliates
(Departments providing relevant information)
Disclosure

● Information Flow regarding Conclusive Facts and Incidents which Took Place : 

● Information Flow regarding Financial Accounts Settlement & Quarterly-base Disclosure : 

(Summary Translation)
File Number: 82-2544

January 5, 2006
(To Osaka Stock Exchange)

Internal Organization for Timely Disclosure of Corporate Information (Attachment to Declaration for Timely Disclosure)

Nintendo Co., Ltd.

Following is the internal organization for timely disclosure of corporate information.

(1) Management

In considering those who enter the market are entitled to obtain the company's disclosed information equally, the persons and departments responsible for timely disclosure listed below not only confirm the subject matters of important meetings such as Board of Directors' Meetings and Executive Management Committee Meetings, but also directly gather information from relevant departments and affiliated companies, whenever deemed appropriate, based on established "The Regulation of Information Disclosure" in order to completely disclose information required by the rules and regulations concerning timely disclosure set forth by each relevant stock exchange.

(2) People in charge of information disclosure

Persons responsible for disclosure are as listed below. Timely disclosure of corporate information are generally carried out by these members.

- President
- General Manager of Corporate Analysis & Administration Division
- General Manager of Corporate Communication Department

In addition, the following person is responsible for information management.

- Yoshihiro Mori (Senior Managing Director, General Manager of Corporate Analysis & Administration Division)

(3) Method of information disclosure

Information required by the rules and regulations concerning timely disclosure are disclosed through the timely information disclosure system, which is provided by each listed stock exchange. Additionally, to make such information public to further extent, financial accounts settlement information is publicized on the company web site.

(4) Internal Control

The Internal Auditing Department, established directly under the president's jurisdiction, verifies the adequacy and effectiveness of the internal management framework of each responsible department, advises or proposes measures to improve or amend critical issues. Furthermore, it adequately grasps the present state of improvement process and audits post-modified conditions.
Currently, in order to increase the credibility of corporate information, the internal control system is to be enhanced. Furthermore, the auditing framework is being strengthened by increasing the staffs of the Department, for example.

File No.: 82-2544

【Flow of Information】



Board of Directors
President
Executive Management Committee
General Manager of Corporate Analysis & Administration Division
General Accounting and Control Department
Reporting department
(Departments providing relevant information)
Subsidiaries & affiliates
(Departments providing relevant information)
Disclosure

- Information Flow regarding Conclusive Facts and Incidents which Took Place : ↑
- Information Flow regarding Financial Accounts Settlement & Quarterly-base Disclosure : ⇡ (dotted)

(Summary Translation)
File Number: 82-2544

January 6, 2006

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Report as to Acquisition of its own Shares by the Company

Type of shares: The Company's common shares

1. Acquisition

(1) Shares acquired in conformity with the Annual General Meeting of Shareholders' resolution

Not applicable

(2) Shares acquired from subsidiaries

Not applicable

(3) Shares acquired in conformity with the Board of Directors resolution stipulated in the articles of incorporation

As of December 31, 2005

	Number of Shares (shares)		Total Amount (yen)
Board of Directors' resolution (passed on August 26, 2005)		2,200,000	25,630,000,000
Acquisition during reporting month	-	-	-
Total	-	-	-
Acquired own shares (cumulative basis)		2,157,400	25,133,710,000
Acquisition in progress (%)		98.1	98.1

2. Processing state

Not applicable

3. Share holdings

As of December 31, 2005

	Number of Shares
Total shares outstanding	141,669,000
Treasury shares	13,708,200